# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fusemachines Inc., CIK 0002033383
CUSIP: 36118R103
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 251 West 30th Street, 5th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/23/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001590408

## Reporting persons
- CONSILIUM FRONTIER EQUITY FUND LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 5,092,476; shared voting power 0; sole dispositive power 5,092,476; shared dispositive power 0; aggregate amount beneficially owned 5,092,476 (17.03% of the class)
  Comment: (1) Consists of 4,504,241 shares of Common Stock, $0.0001 par value per share (the "Common Stock") held by CONSILIUM FRONTIER EQUITY FUND LP, a Delaware partnership. Jonathan Binder and Charles Cassel are the managing members of CONSILIUM FRONTIER EQUITY FUND LP, and have voting and investment power over the Common Stock held by CONSILIUM FRONTIER EQUITY FUND LP.
  
  (2) Based on 29,908,235 shares of Common Stock comprised of 28,350,031 shares of Common Stock of the issuer deemed to be outstanding on October 22, 2025, the closing of the issuer's business combination, plus 588,235 shares of Common Stock issued in a private placement that closed on December 23, 2025.
- Jonathan Binder: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,656,888; shared voting power 0; sole dispositive power 5,656,888; shared dispositive power 0; aggregate amount beneficially owned 5,656,888 (18.91% of the class)
  Comment: (1) Consists of (a) 564,412 shares of Common Stock issued to Mr. Binder in connection with the consummation of the issuer's business combination, and (b) 4,504,241 shares of Common Stock, $0.0001 par value per share (the "Common Stock") held by CONSILIUM FRONTIER EQUITY FUND LP, a Delaware partnership. Jonathan Binder and Charles Cassel are the managing members of CONSILIUM FRONTIER EQUITY FUND LP, and have voting and investment power over the Common Stock held by CONSILIUM FRONTIER EQUITY FUND LP.
  
  (2) Based on 29,908,235 shares of Common Stock comprised of 28,350,031 shares of Common Stock of the issuer deemed to be outstanding on October 22, 2025, the closing of the issuer's business combination, plus 588,235 shares of Common Stock issued in a private placement that closed on December 23, 2025.
- Charles Cassel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 5,656,889; shared voting power 0; sole dispositive power 5,656,889; shared dispositive power 0; aggregate amount beneficially owned 5,656,889 (18.91% of the class)
  Comment: (1) Consists of (a) 564,413 shares of Common Stock issued to Mr. Binder in connection with the consummation of the issuer's business combination, and (b) 4,504,241 shares of Common Stock, $0.0001 par value per share (the "Common Stock") held by CONSILIUM FRONTIER EQUITY FUND LP, a Delaware partnership. Jonathan Binder and Charles Cassel are the managing members of CONSILIUM FRONTIER EQUITY FUND LP, and have voting and investment power over the Common Stock held by CONSILIUM FRONTIER EQUITY FUND LP.
  
  (2) Based on 29,908,235 shares of Common Stock comprised of 28,350,031 shares of Common Stock of the issuer deemed to be outstanding on October 22, 2025, the closing of the issuer's business combination, plus 588,235 shares of Common Stock issued in a private placement that closed on December 23, 2025.

## Item 1. Issuer
Name of issuer: Fusemachines Inc.
Address of issuer's principal executive offices: 251 West 30th Street, 5th Floor New York. New York 10001

## Item 2. Person Filing
Name of person filing:
CONSILIUM FRONTIER EQUITY FUND LP
Jonathan Binder
Charles Cassel
Address of principal business office or, if none, residence: c/o Fuseachines Inc. 251 West 30th Street, 5th Floor New York. New York 10001
Citizenship:
CONSILIUM FRONTIER EQUITY FUND LP - Delaware
Jonathan Binder - USA
Charles Cassel - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
CONSILIUM FRONTIER EQUITY FUND LP- 5,092,476
Jonathan Binder - 5,656,888*
Charles Cassel - 5,656,889*
*Consists of 5,092,476 shares of Common Stock held by CONSILIUM FRONTIER EQUITY FUND LP, a Delaware limited partnership.
Jonathan Binder Charles Cassel are the managing members of CONSILIUM FRONTIER EQUITY FUND LP, and have voting and investment power over the Common Stock held by CONSILIUM FRONTIER EQUITY FUND LP.
Percent of class:
CONSILIUM FRONTIER EQUITY FUND LP - 17.03 %
Jonathan Binder - 18.91 %
Charles Cassel - 18.91 %
The foregoing percentages are based on 29,908,235 shares of Common Stock comprised of 28,350,031 shares of Common Stock outstanding as of October 22, 2025, the closing of the business combination, plus 588,235 shares of Common Stock issued in a private placement that closed on December 23, 2025.
Sole power to vote or to direct the vote:
CONSILIUM FRONTIER EQUITY FUND LP- 5,092,476
Jonathan Binder - 5,656,888
Charles Cassel - 5,656,889
Shared power to vote or to direct the vote:
CONSILIUM FRONTIER EQUITY FUND LP - 0
Jonathan Binder - 0
Charles Cassel - 0
Sole power to dispose or to direct the disposition:
CONSILIUM FRONTIER EQUITY FUND LP - 5,092,476
Jonathan Binder - 5,656,888
Charles Cassel 5,656,889
Shared power to dispose or to direct the disposition:
CONSILIUM FRONTIER EQUITY FUND LP - 0
Jonathan Binder - 0
Charles Cassel - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- CONSILIUM FRONTIER EQUITY FUND LP: /s/ Charles Cassel, Charles Cassel, Managing Member (02/02/2026)
- Jonathan Binder: /s/ Jonathan Binder, Jonathan Binder (02/02/2026)
- Charles Cassel: /s/ Charles Cassel, Charles Cassel (02/02/2026)